SECURITIE[...]MISSION
[...].C. 20549

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SEC FILE NUMBER
8- 52206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ahston-Clayton Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
403 Rahway Avenue
(No. and Street)

Woddbridge, NJ 07095
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. D.C.
181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Prinzi, Jr., CPA 212-402-6864
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Prinzi, Richard M.
(Name — if individual, state last, first, middle name)

8403 Seventh Avenue, Brooklyn, NY 11228
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

RICHARD ASHTON, swear (or affirm) that, to the my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of hton-Clayton Financial Group, LLC, as of cember 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of mer, except as follows:

N/A

Signature

Title

Notary Public

Robert S. Danischewski
Notary Public, State of New York
No 43-4817709, Richmond County
Term Expires March 30,20 06

eport** contains (check all applicable boxes):

a) Facing page.
b) Statement of Financial Condition.
c) Statement of Income (Loss).
d) Statement of Changes in Financial Condition.
e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
g) Computation of Net Capital
h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
l) An Oath or Affirmation.
m) A copy of the SIPC Supplemental Report.
n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ashton Clayton Financial Group, LLC

Index To Financial Statements

Richard Prinzi, Jr. CPA

Brooklyn Office:

8403 7th Avenue
Brooklyn, NY 11228
(718) 748-2300
Mailing Address

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To Ashton Clayton Financial Group, LLC:

I have audited the accompanying balance sheet of Ashton Clayton Financial Group, LLC (a Limited Liability Company) as of December 31, 2003, and the related statements of operations, changes in Members' equity and cash flows for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Clayton Financial Group, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Prinzi, Jr. CPA
February 29, 2004

Ashton Clayton Financial Group, LLC

Balance Sheet
December 31, 2003

Assets

Current Assets:	
Cash	$ 9,402
Clearing Deposit	15,010
Other Receivables	14,152
Total Current Assets	38,564
Fixed Assets	31,176
Accumulated Depreciation	(27,531)
Net Book Value	3,645
Total Assets	$ 42,209

Liabilities And Members' Equity

Current Liabilities:	
Accounts Payable	$ 6,087
Commission Payable	9,950
Accrued Expenses	2,999
Total Current Liabilities	19,036
Total Liabilities	19,036
Members' Equity:	
Members Equity	57,679
Current Income (Loss)	(34,506)
Total Members' Equity	23,173
Total Liabilities and Members' Equity	$ 42,209

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

Statement of Operations

For the Year Ended December 31, 2003

Income:	
Commission Income	$ 47,625
Insurance Income	168,699
Mutual Fund Income	78,125
Interest	363
Other	966
Total Income	295,788
Expenses:	
Commissions	217,345
Clearing Costs	6,981
Customer Chares	80
Communications	3,648
Occupancy	26,475
Insurance	4,986
Quote Services	2,561
Regulatory & Membership	8,208
Professional Services	16,550
Depreciation	3,822
Interest	932
General & Administrative	38,706
Total Expenses	330,294
Loss	$ (34,506)

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2003

		Total
Members' Equity January 1, 2003	$	16,179
Year Current Income (Loss)		(34,506)
Additions		60,350
Withdrawals		(18,850)
Members' Equity December 31, 2003	$	23,173

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash Flows From Operating Activities:	
Net Loss	$ (34,506)
Depreciation Expense	3,822
Net Increase in Clearing Deposit	(10)
Net Increase in Other Receivables	(5,609)
Net Decrease in Prepaid Expenses	1,650
Net Decrease in Accounts Payable	(179)
Net Increase in Commission Payable	2,306
Net Increase in Accrued Expenses	337
Net Cash Used In Operating Activities	(32,189)
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(2,151)
Net Cash Used In Investing Activities	(2,151)
Cash Flow From Financing Activities:	
Contributions From Members	60,350
Withdrawals By Members	(18,850)
Net Cash Provided By Financing Activities	41,500
Net Increase in Cash	7,160
Cash, beginning of year	2,242
Cash, end of year	$ 9,402

See Accompanying Notes to Financial Statements

Ashton Clayton Financial Group, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Ashton Clayton Financial Group, LLC ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its business will focus on serving the needs of individual investors who seek specialized advice and recommendations based on their own individual needs and interest. Management has elected a December 31 year-end for the Company.

The Company recommends investment strategies and executes trades on behalf of clients. Customer accounts are maintained at Fiserv Correspondent Services, Inc. The Company has an agreement with Fiserv Correspondent Services, Inc. to execute and clear trades on behalf of the Company, therefore, the Company is exempt from SEC rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash & Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

Utilization of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Financial Statements
These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America.

Property Plant & Equipment
Property plant & equipment are carried at cost less accumulated depreciation computed by the straight-line and accelerated methods. The estimated useful life to the various classes of assets on which current provisions were based is as follows: Furniture & Fixtures, 7 years; Equipment, 5 years; and Computers, 5 Years.

NOTE 3. FIXED ASSETS

A summary of fixed assets is as follows:

Furniture & Fixtures	$	17,430
Equipment		5,425
Computers		8,321
Total Fixed Assets		31,176
Accumulated Depreciation		(27,531)
Net Book Value		3,645

NOTE 4. RENT

The Company rented office space at 408 Rahway Ave, Woodbridge, NJ from January 1, 2003 to November 30, 2003. The monthly rent for the period from January 1, 2003 to November 30, 2003 was $1,650. On December 1, 2003, the Company, entered into a month to month lease at 1000 South Ave Staten Island, NY for a monthly rent of $1,850.

NOTE 5. NET CAPITAL REQUIREMENTS

As a SEC registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2003, the Company had net capital of $16,228 which was $11,228 in excess of required net capital of $5,000. The Company's net capital ratio was 117 to 1.

Supplemental Information

Ashton Clayton Financial Group, LLC

Computation of Net Capital

December 31, 2003

Net Capital:

Total Ownership Equity qualified for Net Capital	$ 23,173
Less: Non-allowable Assets	(6,645)
Total Net Capital	16,528
Haircuts	(300)
Net Capital	16,228
Minimum Dollar Requirement	5,000
Excess Net Capital	$ 11,228

Aggregate Indebtedness:

Aggregate indebtedness as included in Statement of Financial Condition	$ 19,036
Ratio of aggregate indebtedness to Net Capital	117 to 1

Reconciliation:

Net Capital as per the December 31, 2003 Unaudited FOCUS Report, as filed	$ 16,228
Net Adjustments	0
Net Capital as per the December 31, 2003 Audited Report, as filed	$ 16,228